TERMINATION AGREEMENT

Effective the 30th day of June, 2000, the Investment Subadvisory Agreement (the "Agreement") between American Express Financial Corporation and American Express Asset Management Group Inc., dated July 9, 1999, is terminated as to AXP Variable Portfolio - Strategy Aggressive Fund.

The parties agree to waive the 60-day notice requirement set out in Part Four, paragraph 3, of the Agreement.

In WITNESS WHEREOF, the parties have executed this Termination Agreement as of the date above.



AMERICAN EXPRESS CORPORATION



By: /s/ Peter J. Anderson
    ---------------------
        Peter J. Anderson
        Senior Vice President -
        Investment Operation

By: /s/ Stephen W. Roszell
    -----------------------
        Stephen W. Roszell
        Vice President